September 5, 2025

William Demarest

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Orion Group Holdings, Inc.

Form 10-K for the Fiscal Year ended December 31, 2024

Filed March 6, 2025

File No. 001-33891

Ladies and Gentlemen:

On behalf of Orion Group Holdings, Inc. (the “Company”), we submit this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated September 2, 2025, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

For your convenience, we have prefaced each response by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the year ended December 31, 2024

16. Employee Benefits, page F-29

1.	In future filings, please revise your disclosure to state whether your contributions to any of the multiemployer plans represent more than 5 percent of total contributions to the plan as indicated in the plan’s most recently available annual report (Form 5500 for U.S. plans). Reference is made to ASC 715-80-50-5.

RESPONSE

The Company acknowledges the Staff’s comment. Based on its review of the most recently available Form 5500 filings, the Company’s contributions to the multiemployer plans in which it participates do not exceed 5 percent of total contributions to any such plan. Beginning with its Annual Report on Form 10-K for the year ending December 31, 2025, the Company will revise its disclosure to affirmatively state whether its contributions exceed 5 percent of the total contributions to the plan.

18. Segment Information, page F-31

2.	Please revise your disclosure in future filings to clearly identify a measure of profit or loss for each reportable segment (i.e. state whether segment operating income or segment gross profit is the primary measure), in accordance with ASC 280-10-50-22. Also, for each reportable segment clearly identify the significant expense categories and amounts that are regularly provided to the chief operating decision maker and disclose for each reportable segment an amount for other segment items. Reference is made to ASC 280-10-50-26A and 50-26B.

RESPONSE

The Company acknowledges the Staff’s comment. The Company’s chief operating decision maker (“CODM”) evaluates performance primarily on the basis of segment operating income. Beginning with its Quarterly Report on Form 10-Q for the period ending September 30, 2025, the Company will revise its segment disclosures to: (1) identify segment operating income as the primary measure of profit or loss for each reportable segment; (2) present significant expense categories and amounts regularly provided to the CODM, including direct costs of contract revenue, depreciation and amortization, and general and administrative expenses; and (3) disclose an amount for other segment items for each reportable segment.

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Should you have any questions regarding the responses contained herein, please contact me at avasquez@orn.net.

Very truly yours,

ORION GROUP HOLDINGS, INC.

By:	/s/ Alison G. Vasquez
Alison G. Vasquez
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Shannon Menjivar (U.S. Securities and Exchange Commission)
Travis J. Boone (Orion Group Holdings, Inc.) E. Chipman Earle (Orion Group Holdings, Inc.)
Eden Rooney (KPMG, LLP)
Clint Smith (Jones Walker LLP)